Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
June 30, 2014
(millions of dollars)
Operating revenues:
Nonaffiliates	$2,730
Affiliates	977
Total operating revenues	3,707
Operating expenses:
Wholesale transmission service	681
Operation and maintenance	681
Depreciation and amortization	833
Provision in lieu of income taxes	274
Taxes other than amounts related to income taxes	436
Total operating expenses	2,905
Operating income	802
Other income and deductions:
Other income	15
Other deductions	14
Nonoperating provision in lieu of income taxes	2
Interest income	4
Interest expense and related charges	359
Net income	$446